Exhibit 8.1

Freeline Therapeutics Holdings plc

List of Subsidiaries

Subsidiary	Jurisdiction

Freeline Holdings (UK) Limited	England and Wales

Freeline Therapeutics Limited	England and Wales

Freeline Therapeutics GmbH	Germany

Freeline Therapeutics (Ireland) Limited	Ireland

Freeline Therapeutics, Inc.	Delaware